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                                               1934 Act Registration No. 1-14418
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------
                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF: AUGUST 2004

                               -------------------

                              SK TELECOM CO., LTD.
                 (Translation of registrant's name into English)

                                 99, Seorin-dong
                                    Jongro-gu
                                  Seoul, Korea
                    (Address of principal executive offices)

                               -------------------

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                      Form 20-F X           Form 40-F _____

     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes _____              No X


     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):82-                 .)

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     In this report on Form 6-K, unless the context indicates or otherwise requires, references to "we", "us", "our" or the "Company" shall mean SK Telecom Co., Ltd. and its consolidated subsidiaries.

     This report contains "forward-looking statements", as defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, that are based on our current expectations, assumptions, estimates and projections about our company and our industry. The forward-looking statements are not historical facts and are subject to various risks and uncertainties, including factors described under "Additional Factors" in this release. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "anticipate", "believe", "estimate", "expect", "intend", "project", "should", and similar expressions. Forward-looking statements in this release include, among other things, the discussions of our business outlook and expected performance, our revenue target, our subscriber target, our estimates for capital expenditures, our EBITDA margin target and our dividend plans. EBITDA is a non-GAAP measure that refers to income before interest income, interest expense, taxes, depreciation and amortization.

     We caution you that reliance on any forward-looking statement involves risks and uncertainties, and that although we believe that the assumptions on which our forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and, as a result, the forward-looking statements based on those assumptions could be incorrect. In light of these and other uncertainties, you should not conclude that we will necessarily achieve any plans and objectives or projected financial results referred to in any of the forward-looking statements. We do not undertake to release the results of any revisions of these forward-looking statements to reflect future events or circumstances.

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(SK TELECOM LOGO)
110-110. (KOREAN CHARACTERS)
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea

Report to the Korea Stock Exchange

                         RE : REVISED GUIDANCE FOR 2004

     The following statements are current estimates and projections for 2004 reflecting management's judgment and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by these forward-looking statements. These forward-looking information were based on various factors and were derived utilizing numerous assumptions. Some of the assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking information are identified below.


1.   REVENUE TARGET FOR 2004: APPROXIMATELY KRW 9.8 TRILLION

     The Company has previously provided guidance for its revenues for the year 2004 at approximately KRW 10.2 trillion. The Company has adjusted its expectations and now estimates its 2004 revenues to be KRW 9.8 trillion. The adjustment was caused by the changes in the underlying assumptions for the previously reported revenue guidance. Such changes were as follows:

o The Company has adjusted its target with respect to the number of wireless subscribers in 2004 (discussed below);

o The Company has revised its target with respect to the monthly average revenue per user ("ARPU") from KRW 46,000 to KRW 44,000 due to the reduced interconnection revenues, the contract-based discount plans and the relatively low ARPU among certain of the new subscribers compared to the existing subscribers given the mature market; and
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o    The Company has been adversely affected by the changes in the policies regarding network interconnection fees among the telecommunications service providers by the Ministry of Information and Communication ("MIC").

     Since the Company's previous report, the MIC has also imposed sanctions on the Company by suspending the Company from signing with new subscribers for 40 days based on its findings that the Company had provided handset subsidies. Such sanctions have also led the Company to adjust its revenue guidance for 2004.


2.   SUBSCRIBER TARGET FOR 2004: APPROXIMATELY 18.7 MILLION

     The Company has previously reported that its estimate for the number of new subscribers for 2004 was 18.8 million. The Company has modified its expectations and revised its guidance for the number of new subscribers to 18.7 million. The adjustment of the guidance was caused by the 40-day suspension on attracting new subscribers described above as well as the Company's policy to improve the quality of its subscriber base by disconnecting the subscribers who have been suspended due to delinquent payments.


3.   EBITDA MARGIN TARGET: APPROXIMATELY 42%

     The Company has also adjusted its EBITDA margin target from 47% to 42% primarily due to the new network interconnection rates set forth by the MIC and the increased marketing expenses under the new mobile number portability policy. These factors have led the Company to record an EBITDA margin of 40% during the first half. The Company believes that the impact of these factors will stabilize during the second half of 2004 and thus has adjusted the year-end EBITDA margin target to 42%.

     You should not place undue reliance on forward-looking statements, which are based on current expectations and speak only as of the date of this report. The Company is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this report. The Company provides a detailed discussion of risk factors in periodic SEC filings, including its Form 20-F, and you are encouraged to review these filings.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                    SK TELECOM CO., LTD.


                                                    By: /s/ Sung Hae Cho
                                                    ----------------------------
                                                    Name:  Sung Hae Cho
                                                    Title: Vice President
                                                           IR Office


Date: August 4, 2004